EXHIBIT 16.1

July 13, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Commissioners:

      We have read the statements made by Tegal Corporation (copy attached) which we understand will be filed with the Securities and Exchange Commission, pursuant to Item 4 of Form 8-K as part of the Company's Form 8-K report dated July 8, 2004. We agree with the statements concerning our firm in such Form 8-K. However, we make no comment whatsoever with respect to any improvements in the Company's internal controls or whether any of the issues with respect to the Company's internal controls have been remediated. Additionally, we make no comment whatsoever regarding the Company's reasons for dismissing PricewaterhouseCoopers LLP.

                                        Very truly yours,

                                        /s/ PricewaterhouseCoopers LLP